UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

BASIC ENERGY SERVICES, INC.
(Exact name of registrant as specified in its charter)

Delaware	54-2091194
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

801 Cherry Street, Suite 2100
Ft. Worth, Texas	76102
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.01 par value per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐
If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐
Securities Act registration statement or Regulation A offering statement file number to which this form relates: N/A
Securities to be registered pursuant to Section 12(g) of the Act: N/A

Item 1.    Description of Registrant’s Securities to be Registered.
General
As previously reported, on October 25, 2016, Basic Energy Services, Inc., a Delaware corporation (“Basic” or the “Company”), and certain of its subsidiaries filed voluntary petitions for reorganization under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Court”). On December 9, 2016, the Court entered an order (the “Confirmation Order”) confirming the First Amended and Restated Joint Prepackaged Chapter 11 Plan of Basic Energy Services, Inc. and its Affiliated Debtors (as confirmed the “Prepackaged Plan”), a copy of which is furnished as Exhibit 99.1 hereto. On the date hereof (the “Effective Date”), the Company satisfied the conditions of the Confirmation Order, and the Prepackaged Plan became effective.
Pursuant to the Prepackaged Plan, on the Effective Date, the Company created a new class of common stock, par value $0.01 per share (the “Common Stock”) and issued approximately 25,825,621 shares of Common Stock. The Company has reserved an additional (i) 3,237,671 shares of Common Stock for issuance under the Company’s Management Incentive Plan and (ii) approximately 2,066,627 shares of Common Stock for the potential conversion of warrants to purchase Common Stock pursuant to the Prepackaged Plan. This registration statement registers the Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended. All previously issued and outstanding shares of Common Stock and other previously issued and outstanding existing equity interests in the Company have been cancelled as of the Effective Date.
Also on the Effective Date, the Company filed its Second Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) with the Secretary of State of the State of Delaware and adopted its Second Amended and Restated Bylaws (the “Bylaws”). The following description of the Common Stock does not purport to be complete and is subject to and qualified by the full terms of the Certificate of Incorporation and the Bylaws, copies of which are attached to this registration statement as Exhibit 3.1 and Exhibit 3.2, respectively, and are incorporated herein by reference. Additionally, the General Corporation Law of the State of Delaware (the “DGCL”) may contain provisions which affect the capital stock of the Company.
Authorized Capitalization
The Company’s authorized capital stock consists of 85,000,000 shares, which includes 80,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). Pursuant to Section 1123(a)(6) of the Bankruptcy Code and the Certificate of Incorporation, the Company may not issue any nonvoting equity securities.
Common Stock
Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Because holders of Common Stock do not have cumulative voting rights, the holders of a majority of the shares of Common Stock can elect all of the members of the board of directors standing for election. The holders of Common Stock are entitled to receive dividends as may be declared by the board of directors in its discretion out of any assets or funds of the Company legally available for the payment of dividends. Upon our liquidation, dissolution or winding up, and subject to any prior rights of outstanding Preferred Stock, the holders of our Common Stock will be entitled to share pro rata in the distribution of all of our assets available for distribution to our stockholders after satisfaction of all of our liabilities and the payment of the liquidation preference of any Preferred Stock that may be outstanding. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable. The holders of our Common Stock will have no preemptive or other subscription rights to purchase our Common Stock.

Preferred Stock
Subject to the provisions of the Certificate of Incorporation and limitations prescribed by law, the board of directors will have the authority to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions of the Preferred Stock, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of the series, which may be superior to those of the Common Stock, without further vote or action by the stockholders. We have no present plans to issue any shares of Preferred Stock. There are no restrictions on the repurchase or redemption of Preferred Shares by us while there is an arrearage in the payment of dividends or sinking fund installments.
One of the effects of undesignated Preferred Stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and, as a result, protect the continuity of our management. The issuance of shares of the Preferred Stock under the board of directors' authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by us may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock.
Warrants
There are currently outstanding warrants held by Basic’s former equity holders to purchase up to approximately 2,066,627 shares of our Common Stock. These warrants are exercisable at a purchase price of $55.25 per share and expire on December 23, 2023. These warrants were issued by us on the Effective Date pursuant to the Prepackaged Plan.
Provisions of Our Certificate of Incorporation and Bylaws
Written Consent of Stockholders
Our Certificate of Incorporation and Bylaws provide that any action required or permitted to be taken by our stockholders must be taken at a duly called meeting of stockholders and not by written consent.
Amendment of the Bylaws
Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our Certificate of Incorporation and Bylaws grant our board the power to adopt, amend and repeal our Bylaws on the affirmative vote of a majority of the directors then in office. Our stockholders may adopt, amend or repeal our Bylaws, but only at any regular or special meeting of stockholders by the holders of not less than 66⅔% of the voting power of all outstanding voting stock.
Special Meetings of Stockholders
Our Bylaws preclude the ability of our stockholders to call special meetings of stockholders.
Other Limitations on Stockholder Actions
Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. In addition, the ability of our stockholders to remove directors without cause is precluded.

Classified Board
Our board of directors will be divided into three classes. The directors will serve staggered three-year terms. The initial terms of the directors of each class will expire at the annual meetings of stockholders to be held in 2017 (Class I), 2018 (Class II) and 2019 (Class III). At each annual meeting of stockholders, one class of directors will be elected for a full term of three years to succeed that class of directors whose terms are expiring. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board.
Limitation of Liability of Officers and Directors
The Certificate of Incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability as follows:

•	for any breach of the director's duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws;

•	for unlawful payment of a dividend or unlawful stock purchase or stock redemption; and

•	for any transaction from which the director derived an improper personal benefit.
The effect of these provisions is to eliminate our rights and our stockholders’ rights, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for a breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.
Business Combination Under Delaware Law
We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.
Section 203 defines a “business combination” as a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholders. Section 203 defines an “interested stockholder” as a person who, together with affiliates and associates, owns, or, in some cases, within three years prior, did own, 15% or more of the corporation's voting stock. Under Section 203, a business combination between us and an interested stockholder is prohibited unless:

•
before the stockholder became interested, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder prior to the date the person attained the status;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
the business combination is approved by our board of directors on or subsequent to the date the person became an interested stockholder and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of the holders of at least 66⅔% of the outstanding voting stock that is not owned by the interested stockholder.

This provision has an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our Common Stock. With approval of our stockholders, we could amend our Certificate of Incorporation in the future to elect not to be governed by the anti-takeover law. This election would be effective 12 months after the adoption of the amendment and would not apply to any business combination between us and any person who became an interested stockholder on or before the adoption of the amendment.
Exclusive Forum
The Certificate of Incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery shall not have jurisdiction, another state court located within the state of Delaware, or if no such state court shall have jurisdiction, the federal district court for the District of Delaware) will be, to the fullest extent permitted by law, the exclusive forum for (i) any derivative action or proceeding brought on the Company’s behalf, (ii) any action asserting a breach of fiduciary duty, (iii) any action asserting a claim arising pursuant to the DGCL, the Certificate of Incorporation or the Bylaws, or (iv) any action asserting a claim against the Company or any director or officer or other employee of the Company that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise holding any interest in shares of capital stock of the Company will be deemed to have notice of and consented to the foregoing forum selection provisions.
Anti-Takeover Provisions of the Certificate of Incorporation, the Bylaws and the DGCL
The Certificate of Incorporation, the Bylaws and the DGCL including Section 203 thereof, contain provisions that may have some anti-takeover effects and may delay, defer or prevent a takeover attempt or a removal of the Company’s incumbent officers or directors that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price for shares held by the stockholders.
Registration Rights
Pursuant to the Prepackaged Plan, on the Effective Date, the Company and certain of our stockholders executed a Registration Rights Agreement (the “Registration Rights Agreement”). Capitalized terms used in this section, but not defined herein shall have the meanings set forth in the Registration Rights Agreement.
Pursuant to the Registration Rights Agreement, among other things, any stockholders who collectively have beneficial ownership of at least 5% of the Common Stock originally issued under the Prepackaged Plan (such stockholders, the “Demand Holders,” and each a “Demand Holder”), calculated on a fully diluted common stock equivalent basis, will have the right to request the Company to file with the Securities and Exchange Commission (the “SEC”), a registration statement on Form S-1 or S-3 of all or any portion of the Registrable Securities held by such Demand Holder. Notwithstanding the foregoing, the Company shall be required to conduct no more than two Registrations on Form S-1 for each Large Demand Holder and no more than three for Small Demand Holders in the aggregate; and an unlimited number of Registrations on Form S-3 for all Holders. Any Demand Holder may request that any offering conducted under Registration on Form S-1 or a Registration on Form S-3 be underwritten.

Pursuant to the Registration Rights Agreement, among other things, the Company will file with the SEC a shelf registration statement on Form S-1 or Form S-3. Following the effectiveness of the shelf registration statement, any Demand Holder may request to effectuate a shelf takedown off of such shelf by means of an underwritten public offering. The Company, however, will not be obligated to effect an underwritten shelf takedown within 60 days after the pricing of a previous underwritten shelf takedown.
In the event the Company proposes to file a registration statement or conduct a shelf takedown with respect to a public offering of any class of the Company’s equity securities (other than a Demand Registration or registration on Form S-8 or Form S-4, a “Piggyback Registration”), the Company must notify all Holders of Registrable Securities of its intention to effect such Piggyback Registration.
The Registration Rights Agreement includes customary indemnification provisions.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated by reference herein.
Listing
Our shares of common stock have been approved for listing on the New York Stock Exchange under the symbol “BAS.”

Transfer Agent and Registrar
The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, LLC.
Item 2.    Exhibits.

Exhibit Number	Name of Exhibit
2.1
First Amended Joint Prepackaged Chapter 11 Plan of Basic Energy Services, Inc. and its Affiliated Debtors, dated December 7, 2016 (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed on December 12, 2016).

3.1*	Second Amended and Restated Certificate of Incorporation of Basic Energy Services, Inc.
3.2*	Second Amended and Restated Bylaws of Basic Energy Services, Inc.
4.1*	Specimen Stock Certificate representing Common Stock.
10.1*	Registration Rights Agreement by and among Basic Energy Services, Inc. and certain holders identified therein.
99.1
Findings of Fact, Conclusions of Law, and Order Approving the Debtors’ Joint Prepackaged Chapter 11 Plan of Basic Energy Services, Inc. and its Affiliated Debtors, dated December 9, 2016 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed on December 12, 2016).

_____________

* Filed herewith.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

BASIC ENERGY SERVICES, INC.
Date: December 23, 2016	By: /s/ T.M. “Roe” Patterson
Name: T.M. “Roe” Patterson
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Name of Exhibit
2.1
First Amended Joint Prepackaged Chapter 11 Plan of Basic Energy Services, Inc. and its Affiliated Debtors, dated December 7, 2016 (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed on December 12, 2016).

3.1*	Second Amended and Restated Certificate of Incorporation of Basic Energy Services, Inc.
3.2*	Second Amended and Restated Bylaws of Basic Energy Services, Inc.
4.1*	Specimen Stock Certificate representing Common Stock.
10.1*	Registration Rights Agreement by and among Basic Energy Services, Inc. and certain holders identified therein.
99.1
Findings of Fact, Conclusions of Law, and Order Approving the Debtors’ Joint Prepackaged Chapter 11 Plan of Basic Energy Services, Inc. and its Affiliated Debtors, dated December 9, 2016 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed on December 12, 2016).

_____________

* Filed herewith.